ROUGE RESOURCES LTD.

FINANCIAL STATEMENTS

JANUARY 31, 2009

AUDITOR’S REPORT

To the Shareholders of Rouge Resources Ltd.

We have audited the balance sheet of Rouge Resources Ltd. as at January 31, 2009 and the statements of operations, comprehensive loss and deficit and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2009 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The audited financial statements at January 31, 2008 and for the years ended January 31, 2008 and 2007 were examined by other auditors who expressed an opinion without reservation on those statements in their report dated May 8, 2008.

“DMCL”

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED ACCOUNTANTS

Vancouver, Canada
May 8, 2009

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA
-UNITED STATES REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated May 8, 2009 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED ACCOUNTANTS

Vancouver, Canada
May 8, 2009

ROUGE RESOURCES LTD.
BALANCE SHEETS

	JANUARY 31
	2009	2008

ASSETS
Current
Cash	$4,856	$5,999
Receivable	2,536	4,064
	7,392	10,063

Restricted cash (Note 3)	6,900	6,900
Mineral Property Interests (Note 4)	85,345	70,439
Equipment (Note 5)	1,848	2,641

	$101,485	$90,043

LIABILITIES
Current
Accounts payable and accrued liabilities	$124,648	$106,078
Due to related parties (Note 6)	928,948	1,240,741
	1,053,596	1,346,819

SHAREHOLDERS’ DEFICIENCY

Share Capital (Note 7)	1,613,471	1,113,471

Contributed Surplus (Note 7)	53,357	53,357

Deficit Accumulated During the Exploration Stage	(2,618,939)	(2,423,604)
	(952,111)	(1,256,776)

	$101,485	$90,043

Approved on behalf of the Board of Directors:

“Linda Smith”	“Darcy Krell”
Director	Director

The accompanying notes are an integral part of these financial statements.

ROUGE RESOURCES LTD.
STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT

	YEARS ENDED JANUARY 31
	2009	2008	2007

General and Administration Expenses
Amortization	$793	$1,132	$614
Accounting and audit fees	53,775	32,369	30,150
Accretion of convertible promissory note
(Note 6)	11,871	2,331	1,356
Bad debt expense	-	858	8,169
Management fees (Note 6)	52,750	30,000	30,000
Office and general (Note 6)	29,579	33,306	47,456
Professional fees	16,280	12,793	20,150
Transfer agent and filing fees	11,632	9,198	9,194
Travel and promotion	18,655	34,671	35,333

Net and Comprehensive Loss for the Year	195,335	156,658	182,422

Deficit, Beginning of Year	(2,423,604)	(2,266,946)	(2,084,524)

Deficit, End of Year	$(2,618,939)	$(2,423,604)	$(2,266,946)

Net Loss Per Share - Basic and Diluted	$(0.05)	$(0.28)	$(0.32)

Weighted Average Number of Shares Outstanding
- Basic and Diluted	3,597,958	565,171	565,171

The accompanying notes are an integral part of these financial statements.

ROUGE RESOURCES LTD.
STATEMENTS OF CASH FLOWS

	YEARS ENDED JANUARY 31
	2009	2008	2007

Cash Flows Provided by (Used In):

Operating Activities
Net loss for the year	$(195,335)	$(156,658)	$(182,422)
Items not requiring use of cash:
Amortization	793	1,132	614
Accretion on convertible promissory note	11,871	2,331	1,356
	(182,671)	(153,195)	(180,452)
Changes in operating assets and liabilities:
Receivable	1,528	(4,064)	5,080
Accounts payable and accrued liabilities	18,570	(23,253)	9,957
	(162,573)	(180,512)	(165,415)

Investing Activities
Mineral property interests	(14,906)	-	-
Purchase of equipment	-	(2,662)	-
	(14,906)	(2,662)	-

Financing Activities
Due to related parties	(323,664)	179,517	158,126
Shares issued for cash	500,000	-	-
	176,336	179,517	158,126

Decrease in Cash	(1,143)	(3,657)	(7,289)

Cash, Beginning of Year	5,999	9,656	16,945

Cash, End of Year	$4,856	$5,999	$9,656

Supplemental Cash Flow Information
Interest paid	$-	$-	$-
Income taxes paid	$-	$-	$-

The accompanying notes are an integral part of these financial statements.

ROUGE RESOURCES LTD.
NOTES TO FINANCIAL STATEMENTS
JANUARY 31, 2009

1.	NATURE OF OPERATIONS

Rouge Resources Ltd. (the “Company”) was incorporated in British Columbia, on March 31, 1998. The Company is engaged in the acquisition, exploration and, if warranted, development of mineral resource properties. On October 23, 2007, the Company restructured its share capital and consolidated the issued and outstanding shares on a one for ten (1:10) basis. Share and per share information in these financial statements is presented on a retroactive basis as if the share consolidation took place at the beginning of all years presented.

These financial statements have been prepared on a going concern basis, which assumes the Company will realize its assets and discharge its liabilities in the normal course of operations. During the year, the Company incurred a loss of $195,335 and a working capital deficiency of $1,046,204. Should the Company be unable to continue as a going concern, significant adjustments to asset values may be necessary. The ability of the Company to continue as a going concern is dependent upon the Company raising sufficient financing to complete exploration and development activities, the discovery of economically recoverable reserves, and upon future profitable operations or proceeds from disposition of resource property interests. The Company presently, has not yet determined whether its mineral property contains economically recoverable resources. Management is also aware that significant material uncertainties exist, related to current economic conditions that could cast significant doubt upon the Company’s ability to continue to finance its exploration activities. Management is not able to assess the likelihood or timing of improvements in the equity markets for raising capital for future acquisitions or expenditures. These uncertainties represent a liquidity risk and may impact the Company’s ability to continue as a going concern in the future.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The financial statements of the Company are presented in accordance with Canadian generally accepted accounting principles and are presented in Canadian dollars.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

The significant areas requiring the use of management estimates relate to the determination of impairment of the carrying values for long-lived assets, future income tax assets and the related valuation allowance. Management reviews significant estimates on a periodic basis and, when changes in estimates are necessary, makes adjustments prospectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Financial Instruments

The Company follows the CICA Handbook Section 3855, “Financial Instruments”. This section prescribes when a financial instrument is to be recognized on the balance sheet and at what amount. Under Section 3855, financial instruments must be classified into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities.

The Company’s financial instruments consist of cash, receivable, restricted cash, accounts payable, and amounts due to related parties. Cash and restricted cash, which are measured at face value, representing fair value, are classified as held-for-trading. Receivable, which is measured at amortized cost, is classified as loans and receivables. Accounts payable and amounts due to related parties, which are measured at amortized costs, are classified as other financial liabilities. The fair value of these financial instruments approximates their carrying values. For the years ended January 31, 2009 and 2008, the Company has no derivatives or embedded derivatives.

Comprehensive Income

The Company adopted the CICA Handbook Section 1530, Comprehensive Income on February 1, 2007. Section 1530 establishes standards for the reporting and presenting of comprehensive income which is defined as the change in equity from transaction and other events from non- owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net loss. At January 31, 2009 and 2008 the Company had no items that caused other comprehensive loss to be different than net loss.

Mineral Property Interests

The Company records its interests in mineral properties at the lower of cost or estimated recoverable value. Where specific exploration programs are planned and budgeted by management, mineral exploration costs are capitalized and carried at cost until the properties to which they relate are placed into commercial production, sold, abandoned or determined by management to be impaired in value.

Costs incurred for acquisition, including where applicable, option payments under acquisition agreements, are capitalized until such time as the related interest is placed into production, sold, abandoned or management has determined impairment in value.

Mineral property interests, where future cash flows are not reasonably determinable, are evaluated for impairment on a reporting period basis or as events and changes in circumstances warrant based on management’s intentions and determination of the extent to which future exploration programs are warranted and likely to be funded.

Capitalized costs for acquisition and deferred exploration as reported on the balance sheet represent costs incurred to date or estimated recoverable value if lower than cost. Recovery of carrying value is dependent upon future commercial success or proceeds from disposition of the mineral interests. Upon the establishment of commercial production, carrying values of deferred acquisition and exploration costs will be amortized over the estimated life of the resource on the unit of production method.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Equipment
The Company records amortization on equipment using the declining balance method at 30% per year.

Impairment of Long-lived Assets

The carrying values of long-lived assets with fixed or determinable lives are reviewed for impairment whenever events or changes in circumstances indicate the recoverable value may be less than the carrying amount. Impairment determinations are based on management's estimates of undiscounted and discounted future net cash flows expected to be recovered from specific assets or groups of assets through use or future disposition. Impairment charges are recorded in the period in which determination of impairment is made by management.

Assets with indefinite or indeterminable lives are not amortized and are reviewed for impairment on a reporting period basis using management’s fair value determinations of estimated recoverable value.

Asset Retirement Obligations

The Company has adopted the CICA Handbook Section 3110, “Asset Retirement Obligations”. Under this policy, the present value of future retirement obligations is recorded as a liability when that liability is incurred with a corresponding increase in the carrying value of the related assets. The liability for asset retirement obligations is accreted to the amount ultimately payable over the period to the date it is paid. The Company currently does not have any asset retirement obligations.

Stock-Based Compensation

The Company follows CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock Based Payments”. Under this standard, all stock options granted are recorded at the fair value of compensation, services or goods received using the Black-Scholes option pricing model on the date of grant and then expensed over the period of vesting. Upon exercise of the stock options, the amount previously recognized in contributed surplus is recorded as an increase to share capital together with any additional consideration paid by the option holder. At January 31, 2009, no stock options have been granted and no stock options were outstanding.

Loss per Share

The Company uses the treasury stock method for the computation of loss per share. The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments which assume that proceeds received from in-the-money stock options are used to repurchase common shares at the prevailing market rate. Basic net loss per share has been calculated using the weighted average number of shares outstanding during the period. Diluted loss per share is equal to the basic loss per share as the effect of dilutive instruments will be anti dilutive.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Future Income Taxes

Future income taxes are recorded using the asset and liability method whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Recently Adopted Accounting Policies

The CICA issued four new accounting standards: Capital Disclosures (Handbook Section 1535), Financial Instruments – Disclosures (Handbook Section 3862), Financial Instruments – Presentation (Handbook Section 3863), and General Standards of Financial Statement Presentation (Handbook Section 1400). These new standards became effective for the Company on February 1, 2008.

Capital Disclosures

Handbook Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has not complied with any capital requirements; and (iv) if it has not complied, the consequences of such noncompliance. The Company has included disclosures recommended by the new Handbook section in Note 9 to these financial statements.

Financial Instruments

Handbook Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. The Company has included disclosures recommended by the new Handbook sections in Note 10 to these financial statements.

Going Concern

Handbook Section 1400, General Standards of Financial Statement Presentations, was amended to include requirements for management to assess and disclose an entity’s ability to continue as a going concern. The Company has included disclosures recommended by the new Handbook section in Note 1 to these financial statements.

Mining Exploration Costs

In March 2009 the CICA approved EIC 174, Mining Exploration Costs. The guidance clarified that an enterprise that has initially capitalized exploration costs has an obligation in the current and subsequent accounting periods to test such costs for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The guidance is applicable to financial statements issued after March 27, 2009. The Company has evaluated the new section and determined that there was no impact on its financial statements.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements Not Yet Adopted

The CICA issued Section 3064, “Goodwill and Intangible Assets”, which will replace Section 3062, “Goodwill and Other Intangible Assets” and Section 3450 “Research and development costs”. The standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition as well as clarifying the concept of matching revenues and expenses, whether these assets are separately acquired or internally developed. This standard applies to fiscal years beginning on or after October 1, 2008. For the Company, this Section is effective for the year commencing February 1, 2009. The Company has evaluated the new section and determined that there will be no impact of its adoption on its financial statements.

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian generally accepted accounting principles with International Financial Reporting Standards (“IFRS”) over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly- listed companies to use IFRS, replacing Canada’s own generally accepted accounting principles. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended January 31, 2010. The Company continues to monitor and assess the impact of Canadian GAAP and IFRS.

In January 2009, the CICA issued Handbook Section 1582, Business Combinations, which will provide the Canadian equivalent to International Financial Reporting Standard (”IFRS”) IFRS 3, Business Combinations, and replace the existing Handbook Section 1581, Business Combinations. The new standard will apply prospectively to business combinations for which the acquisition date is on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year, in which case an entity would also early adopt Handbook Section 1601, Consolidated Financial Statements and Handbook Section 1602, Non-controlling Interests. The Company has evaluated the new section and determined that there will be no impact of its adoption on its financial statements

In January 2009, the CICA issued Handbook Section 1601, Consolidated Financial Statements, which establishes standards for the preparation of consolidated financial statements and will replace the existing Handbook Section 1600, Consolidated Financial Statements. The new standard is effective for interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year, in which case an entity would also early adopt Handbook Section 1582, Business Combinations, and Handbook Section 1602, Non-Controlling Interests. The Company has evaluated the new sections and determined that there will be no impact of its adoption on its financial statements.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements, Not Yet Adopted (Continued)

In January 2009, the CICA issued Handbook Section 1602, Non-Controlling Interests, which establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS 27, Consolidated and Separate Financial Statements. The new standard is effective for interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year, in which case an entity would also early adopt Section 1582, Business Combinations, and Section 1601, Consolidated Financial Statements. The Company has evaluated the new section and determined that there will be no impact of its adoption on its financial statements.

3.	RESTRICTED CASH

Restricted cash consists of a one-year guaranteed investment certificate bearing annual interest of 1.7%, and maturing on October 26, 2009. It is held as security for the Company’s credit card.

4.	MINERAL PROPERTY INTERESTS

The Company staked the Dotted Lake Property in the Thunder Mining District of the province of Ontario, Canada, in February 2003, and holds a 100% interest in the property comprising approximately 375 hectares. The mineral claim is in good standing until March 14, 2010 after which additional exploration spending of approximately $1,000 would be required to maintain it for another year.

As at January 31, 2009, the Company had incurred the following amounts in the Dotted Lake Property.

	2009	2008

Mineral properties
Staking	$4,206	$4,206

Deferred exploration costs
Geological survey	40,000	40,000
Geological consulting fees	41,139	26,233
	81,139	66,233

	$85,345	$70,439

5.	EQUIPMENT

	2009	2008
Computer equipment, at cost	$5,970	$5,970
Accumulated amortization	(4,122)	(3,329)
	$1,848	$2,641

6.	RELATED PARTY TRANSACTIONS

a)

As at January 31, 2009, loans payable aggregating $851,128 (2008 - $1,174,792) to Company’s officers and immediate family members were unsecured and non-interest bearing with no specific terms of repayment.

b)

As at January 31, 2009, a loan from an immediate family member of an officer of the Company in the face amount of $106,755 (2008 - $106,755) is secured by a convertible promissory note dated February 3, 2003 and amended on both December 31, 2005 and December 31, 2007. It is non-interest bearing and now due on January 1, 2011. The note is convertible into 213,510 common shares of the Company prior to maturity at the holder’s option on the basis of one common share for each $0.50 of principal outstanding following the 1:10 share consolidation on October 23, 2007. On December 31, 2007, the maturity date was extended for an additional three years to January 1, 2011 giving rise to note modification including re-calculation of the equity component of the debt. Consequently, $64,974 was allocated to the debt component and $41,781 to the embedded conversion feature using an 18% risk-adjusted debt discount rate. The debt component continues to be accreted to its face value at maturity. Accretion expense of $11,871 was recorded for the year ended January 31, 2009 (2008 - $2,331; 2007 - $1,356) increasing the debt component to $77,820 (2008 - $65,949) at January 31, 2009.

	c)	During the years ended January 31, 2009, 2008 and 2007, the Company recorded the following transactions with related parties:

	2009	2008	2007
Management fees	$52,750	$30,000	$30,000
Office rent	18,000	18,000	18,000
	$70,750	$48,000	$48,000

The foregoing transactions were conducted in the normal course of business and recorded at the exchange amount, which is the consideration agreed to between the related parties.

7.	SHARE CAPITAL

a)	Common Shares

Authorized

Unlimited common shares without par value

Issued

	Number of Shares	- $ -
Balance at January 31, 2008 and 2007	565,171	1,113,471
Private placement at $0.05 per share	10,000,000	500,000
Balance at January 31, 2009	10,565,171	1,613,471

During the year ended January 31, 2009, the Company completed a non-brokered private placement of 10 million units at $0.05 for total proceeds of $500,000. Each unit consists of one common share and one non-transferable share purchase warrant, each warrant entitling the holder to acquire one additional common share of the Company at a price of $0.10 per share for two years. No value was attributed to the warrant.

During the year ended January 31, 2008, the Company affected a one for ten (1:10) share consolidation of its authorized, issued and outstanding share capital resulting in all share and per share information in these financial statements being presented on a retroactive basis as if the share consolidation took place at the beginning of all years presented. Accordingly, the issued and outstanding share capital was reduced from 5,651,714 to 565,171 common shares. After the share consolidation, the Company increased its authorized share capital from 10,000,000 common shares to an unlimited number without par value.

b)	Share Purchase Warrants

Balance		Balance
January 31,		January 31,	Exercise
2008	Issued	2009	Price	Expiry

-	10,000,000	10,000,000	$ 0.10	June 30, 2010

As at January 31, 2009, the weighted average remaining contractual life of the share purchase warrants is 1.14 years and the weighted average exercise price is $0.10.

c)	Stock Option Plan

The Company’s Stock Option Plan (the “Plan”) was adopted in December 2006 and is administered under the following basic terms and conditions:

(i) the maximum available for grant is up to 10% of the Company’s issued shares outstanding at any one time;

7.	SHARE CAPITAL (CONTINUED)

(ii)

Company employees, directors, officers and consultants are eligible to receive a grant of stock options provided that bona fide services have been rendered and that such services are not in connection with the offer or sale of securities in a capital-raising transaction. There is a 10% limitation of options granted in any one year to one specific employee, director or officer and a 2% annual limitation to one specific consultant;

	(iii)	the grant price shall not be less than the market value of the shares at the time of grant less any discount permitted by the relevant regulatory authorities;
	(iv)	the exercise price shall be determined by a plan committee at the time of grant; and
	(v)	the option period shall not exceed five years from the date of grant.

No stock options have been granted and no stock options are outstanding at January 31, 2009.

d)	Contributed Surplus

$
Balance, January 31, 2007	11,576
Equity component of convertible debt	41,781

Balance, January 31, 2009 and 2008	53,357

8.	INCOME TAXES

A reconciliation of income taxes at statutory rates to the Company’s effective income tax expense is as follows:

	2009	2008
Loss before income taxes	$195,335	$156,658
Statutory tax rate	31%	31.5%

Expected income tax recovery	(60,554)	(49,000)
Increase (decrease) resulting from:
Non-deductible differences	384	1,000
Impact of change in tax rates	50,797	(61,000)
Unrecognized tax losses and change in valuation
allowance	9,373	109,000

Income tax recovery	$-	$-

8.	INCOME TAXES (CONTINUED)

Future tax assets of the Company were comprised of the following:

	2009	2008

Non-capital losses carried-forward	$271,985	$251,000
Capital assets	198	1,000
Mineral properties and deferred exploration	74,190	85,000
	346,373	337,000
Less: Valuation allowance	(346,373)	(337,000)

Future tax asset recognized	$-	$-

As at January 31, 2009, the Company has incurred non-capital losses available for carry forward totalling $1,046,095, which expire from 2010 to 2029 as follows:

2010	$62,000
2014	$68,000
2015	$84,000
2026	$132,000
2027	$354,000
2028	$152,000
2029	$194,095
$1,046,095

A valuation allowance has been used to offset the net benefit related to the future tax assets as a result of the uncertainty associated with the ultimate realization of these tax assets before expiry.

9.	CAPITAL MANAGEMENT

The Company manages its capital structure and makes adjustments to it depending on the funds available to the Company for acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The property in which the Company currently has interests is in the exploration stage. As such, the Company is dependent on external financing to fund its activities. In order to carry out its planned exploration and pay for on-going general and administrative expenses, the Company will use existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an on-going basis and believes that this approach, given the small size of the Company, is reasonable. The Company is not subject to externally imposed capital requirements and there were no changes in its approach to capital management during the year ended January 31, 2009.

10.	RISK MANAGEMENT

The Company is engaged primarily in the mineral exploration business and manages related industry risk directly. The Company is potentially at risk for environmental reclamation and fluctuations and commodity-based market prices associated with resource property interests. Management is of the opinion that the Company addresses environmental risk and compliance in accordance with industry standards and specific project environmental requirements. There is no certainty that all environmental risks and contingencies have been addressed.

The Company is exposed in varying degrees to a variety of financial instrument related risks as follows:

a)

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is in its cash accounts. This risk is managed through the use of a major financial institution which has high credit quality as determined by the rating agencies.

b)

Foreign exchange risk is the risk that the Company will be subject to foreign currency fluctuations in satisfying obligations related to its foreign activities. The Company operates primary in Canada and therefore is not exposed to foreign exchange risk arising from transactions denominated in a foreign currency.

c)

Interest rate risk is the risk that the fair value of future cash flow of a financial instrument will fluctuate because of changes in market interest rate. The Company’s exposure to interest rate risk relates to its ability to earn interest income on cash balances at variable rates. The fair value of the Company’s cash account is relatively small and unaffected by changes in short term interest rates. The Company’s long term debt bears interest at a fixed rate and the Company therefore is not affected by changes in long term interest rates.

d)

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available capital in order to meet its liquidity requirements.

11.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”)

These financial statements have been prepared in accordance with Canadian GAAP which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with United States GAAP. The material differences between Canadian and US GAAP affecting the Company’s financial statements are described and quantified below.

Mineral Properties and Deferred Exploration Costs

Mineral interests acquisition costs are accounted for in accordance with Canadian GAAP as disclosed in Note 2. For US GAAP, mineral interest acquisition costs are capitalized in accordance with EITF 04-2. Mineral property acquisition costs are reviewed for impairment on a reporting period basis. For US GAAP, mineral property exploration costs are expensed as incurred. When it has been determined that a mineral interest can be economically developed as a result of establishing proven and probable reserves and pre feasibility, the costs incurred to develop such property are capitalized.

11.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) (CONTINUED)

Equity component of convertible note

Under Canadian GAAP, companies allocate the proceeds of issuance between the convertible debt component and the embedded conversion feature based on their fair values. Under US GAAP, the Company has considered the guidance per FAS 133 and EITF 00-27 and has determined the entire proceeds of the convertible note should be treated as a liability since the embedded conversion feature has no intrinsic value and accordingly does not meet the requirements of an equity component.

	a)	Effect on Balance Sheets

	2009	2008

Mineral properties and deferred exploration costs
Per Canadian GAAP	$85,345	$70,439
Deferred exploration costs written off	(81,139)	(66,233)
Per US GAAP	$4,206	$4,206

Liabilities
Per Canadian GAAP	$1,053,596	1,346,819
Reversal of equity portion of convertible note	41,781	41,781
Per US GAAP	1,095,377	1,388,600

Shareholders’ deficiency
Per Canadian GAAP	$(952,111)	$(1,256,776)
Deferred exploration costs written off	(81,139)	(66,233)
Reversal of equity portion of convertible note	(41,781)	(41,781)
Per US GAAP	$(1,075,031)	$(1,364,790)

b)	Effect on Statements of Operations and Deficit

	2009	2008	2007

Net loss for the year
Per Canadian GAAP	$(195,335)	$(156,658)	$(182,422)
Accretion on convertible promissory
Note	11,871	2,331	1,356
Deferred exploration costs written off	(14,906)	-	-
Per US GAAP	$(198,370)	$(154,327)	$(181,066)

Net loss per common share, basic and
diluted
Per Canadian GAAP	$(0.05)	$(0.28)	$(0.32)
Deferred exploration costs written off	-	-	-
Per US GAAP	$(0.05)	$(0.28)	$(0.32)

11.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) (CONTINUED)

	c)	Effect on Statements of Cash Flows

	2009	2008	2007

Cash flows used in:
Operating activities
Per Canadian GAAP	$(162,573)	$(180,512)	$(165,415)
Accretion on convertible promissory
note	11,871	2,331	1,356
Deferred exploration costs written off	(14,906)	-	-
Per US GAAP	$(165,608)	$(178,181)	$(164,059)

Cash flows used in:
Investing activities
Per Canadian GAAP	$(14,906)	$(2,662)	$-
Deferred exploration costs written off	14,906	-	-
Per US GAAP	$-	$(2,662)	$-

d)	Recent Accounting Pronouncements by the Financial Accounting Standards Board (“FASB”)

In November 2008, the FASB voted on the effective date and other amendments of proposed FASB Staff Position FAS 140-e and FIN 46(R)-e, “Disclosures about Transfers of Financial Assets and Interests in Variable Interest Entities” (“FSP FAS 140-e and FIN 46R-e”). FSP FAS 140-e and FIN 46R-e would amend SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities – as amended” (“SFAS 140”) and FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities” (“FIN 46R”) to require enhanced disclosures by public entities about transfers of financial assets and interests in variable interest entities, and provide users of the financial statements with greater transparency about a transferor’s continuing involvement with transferred financial assets and an enterprise’s involvement with variable interest entities. The disclosures required by FSP FAS 140-e and FIN 46R-e will be effective for reporting periods (interim and annual) ending after December 15, 2008. The Company has concluded this amended standard will have no effect on its financial statements.

In September 2008, the FASB issued two separate but related exposure drafts: (1) Proposed Statement of Financial Accounting Standards, “Accounting for Transfers of Financial Assets –an amendment of FASB Statement No. 140”, and (2) Proposed Statement of Financial Accounting Standards, “Amendments to FASB Interpretation No. 46(R)” (together, the “proposed Statements”). The proposed Statements would remove the concept of a qualifying special-purpose entity (“QSPE”) from SFAS 140 and the exceptions from applying FIN 46R to QSPEs. The proposed Statements would be effective as of the beginning of a reporting entity’s fiscal year that begins after November 15, 2009. The Company has concluded these proposed standards will have no effect on its financial statements.

11.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) (CONTINUED)

	d)	Recent Accounting Pronouncements by the FASB (continued)

In June 2008, the FASB issued FASB Staff Position No. EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities” (“FSP EITF 03-6-1”) FSP EITF 03-6-1 establishes that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities as defined in Emerging Issues Task Force (“EITF”) Issue No. 03-6, “Participating Securities and the Two-Class Method under FASB Statement No. 128”, and should be included in the computation of earnings per share pursuant to the two-class method as described in Statement of Financial Accounting Standards No. 128, “Earnings per Share”. FSP EITF 03-6-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. All prior-period earnings per share data presented shall be adjusted retrospectively to conform to the provisions of FSP EITF 03-6-1. Early application is not permitted. The Company has concluded this standard will have no effect on its financial statements.

In May 2008, the FASB issued Statement of Financial Accounting Standards No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS 162”). SFAS 162 identifies a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles for nongovernmental entities. SFAS 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. The Company has concluded this standard will have no effect on its financial statements.

In May 2008, the FASB issued SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts – An interpretation of FASB Statement No. 60”. SFAS 163 requires that an insurance enterprise recognize a claim liability prior to an event of default when there is evidence that credit deterioration has occurred in an insured financial obligation. It also clarifies how SFAS 60 applies to financial guarantee insurance contracts, including the recognition and measurement to be used to account for premium revenue and claim liabilities, and requires expanded disclosures about financial guarantee insurance contracts. It is effective for financial statements issued for fiscal years beginning after December 15, 2008, except for some disclosures about the insurance enterprise’s risk-management activities. SFAS 163 requires that disclosures about the risk-management activities of the insurance enterprise be effective for the first period beginning after issuance. Except for those disclosures, earlier application is not permitted. The adoption of this statement will have no effect on the Company’s financial statements.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an Amendment of FASB Statement No. 133” (“SFAS 161”). SFAS 161 amends and expands the disclosure requirements of FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities – as amended” (“SFAS 133”), to provide enhanced disclosures about how and why an entity uses derivative instruments; how derivative instruments and related hedged items are accounted for under SFAS 133; and how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company has concluded this standard will have no effect on its financial statements.